PARKER DRILLING COMPANY
5 Greenway Plaza, Suite 100
Houston, TX 77046
(281) 406-2000
October 21, 2019
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: David M. Plattner
Special Counsel
Office of Mergers and Acquisitions

Re:	Parker Drilling Company Schedule 13E-3 Filed September 11, 2019 File No. 005-37314
Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2019
File No. 001-07573
Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2019, with respect to the Company’s (i) Schedule 13E-3, File No. 005-37314, filed with the Commission on September 11, 2019 and (ii) Preliminary Proxy Statement on Schedule 14A, File No. 001-07573, filed with the Commission on September 11, 2019.
The Company is concurrently filing Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement via EDGAR. These amendments reflect responses to your comments, as indicated below.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement, as applicable, unless otherwise specified. Unless indicated otherwise, capitalized terms used but not defined herein shall have the meaning given to them in Amendment No. 1 to the Schedule 13E-3 or Amendment No. 1 to the Preliminary Proxy Statement, as applicable.

United States Securities and Exchange Commission
October 21, 2019

Schedule 13E-3

1.	Please refile Exhibits (c)(i) through (c)(iv) in a manner that ensures that all slides contained in such presentations are clearly legible.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has refiled Exhibits (c)(i) through (c)(iv) in a manner that ensures that all slides contained in such presentations are clearly legible.
Preliminary Proxy Statement on Schedule 14A
General

2.	Please revise to mark both the proxy statement and attached form of proxy as a “Preliminary Copy,” as required by Rule 14a-6(e)(1) of Regulation 14A.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised Amendment No. 1 to the Preliminary Proxy Statement so that each of the Letter to Stockholders, the Notice of Special Meeting of Stockholders and the Table of Contents of the Proxy Statement itself is labeled as a “Preliminary Copy.” The Company has also revised the attached form of proxy so that it is also labeled as a “Preliminary Copy,” as required by Rule 14a-6(e)(1) of Regulation 14A.
Vote Required for Approval of the Stock Splits and the Adjournment Proposal at the Special Meeting, page 9

3.	Please state clearly in this section and elsewhere that, assuming Värde and Brigade vote as indicated, the vote required for approval is assured.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised this section and similar disclosure elsewhere to clearly indicate that “[a]ssuming Värde and Brigade each vote “FOR” the proposals relating to the Stock Splits as each has previously indicated, then each of the proposals relating to the Stock Splits will be approved by an affirmative vote of a majority of the shares of our common stock cast by the stockholders present in person or represented by proxy at the Special Meeting and entitled to vote at the Special Meeting.”

4.	Please explain why the adjournment proposal is necessary, and why the disclosure repeatedly emphasizes such proposal, in light of the apparently “locked-up” nature of the proposal.
Response: The Company acknowledges that each of Värde and Brigade has indicated its intention to vote all of the shares of our common stock held by them “FOR” the proposals relating to the Stock Splits. However, the Company respectfully notes that neither Värde nor Brigade is under any contractual or other obligation to vote “FOR” the proposals relating

United States Securities and Exchange Commission
October 21, 2019

to the Stock Splits. Therefore, the Company believes it is prudent to preserve flexibility in the event that the Company finds it necessary or otherwise appropriate to solicit additional proxies as a result of there being insufficient votes at the time of the Special Meeting to approve the proposals relating to the Stock Splits.
Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”), page 9

5.	Please note the disclosure here and related disclosure on pages 13-14 and elsewhere. Please ensure that such disclosure is consistent with the examples given on pages 31-32.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised page 40 of Amendment No. 1 to the Preliminary Proxy Statement to note that the illustrative examples assume that persons who hold shares of our common stock in “street name,” through a bank, broker or other nominee, are treated in the same manner as persons who hold shares of our common stock in their own names in registered form. We explain that while banks, brokers or other nominees will be instructed to effect the Transaction for their customers holding our common stock in “street name,” these banks, brokers or other nominees may, nevertheless, have different procedures than those applied to registered stockholders for processing the Transaction and making payments for fractional shares, which may affect the results illustrated by the hypothetical scenarios beginning on page 41 of Amendment No. 1 to the Preliminary Proxy Statement. We also encourage stockholders holding shares of our common stock with a bank, broker or other nominee that have any questions in this regard to contact their bank, broker or other nominee. We believe by adding the foregoing disclosure, the examples are consistent with the related disclosure earlier in Amendment No. 1 to the Preliminary Proxy Statement while emphasizing that it is possible that banks, brokers or other nominees may have different procedures that affect the way shares are treated as a result of the Stock Splits.
Why is the Company proposing to carry out a Forward Stock Split following the Reverse Stock Split?, page 13

6.	Please advise us as to whether the more straightforward treatment of outstanding warrants and options was also a factor in deciding to propose a Forward Stock Split.
Response: The Company acknowledges that the more straightforward treatment of outstanding warrants and options is a mechanical byproduct of effecting the Forward Stock Split immediately following the Reverse Stock Split, which also ensures that the exercise price of the warrants and options remains the same immediately after giving effect to the Forward Stock Split as compared to immediately prior to the Reverse Stock Split. However, as disclosed in Amendment No. 1 to the Preliminary Proxy Statement, the Company determined that it is in the best interests of its stockholders to effect the Forward Stock Split following the Reverse Stock Split to avoid an unusually high stock price after the Stock Splits, to facilitate trading of the shares held by Continuing Stockholders, to mitigate any loss of liquidity in the Company’s shares of common stock that may result from the Reverse

United States Securities and Exchange Commission
October 21, 2019

Stock Split and to avoid the administrative burden and cost associated with cashing out fractional shares of Continuing Stockholders.
Background of the Stock Splits to Effect the Transaction, page 22

7.	Please briefly describe Värde’s and Brigade’s involvement in the Chapter 11 Cases and their related influence on the board of directors.
Response: Each of Värde (including its affiliated funds and/or funds managed or advised by Värde) and Brigade (including its affiliated funds and/or funds managed or advised by Brigade) held debt and/or equity, as applicable, of the Company prior to its emergence from bankruptcy pursuant to the Amended Joint Chapter 11 Plan of Reorganization of Parker Drilling Company and certain of its U.S. subsidiaries (the “Plan”). As holders of the Company’s pre-restructuring debt and/or equity, as applicable, Värde and Brigade, along with other holders of pre-restructuring debt and equity, were involved in negotiating the terms of the restructuring transactions with the Company and entered into a restructuring support agreement on December 12, 2018 (as amended as of January 28, 2019, the “RSA”).
On March 26, 2019, which was the effective date of the Plan (the “Effective Date”), and by operation of and in accordance with the Plan, a new board of directors consisting of seven directors was appointed, each of whom was appointed based upon such director’s background and experience described in Amendment No. 1 of the Preliminary Proxy Statement. Pursuant to the RSA and in accordance with the Plan, of the seven initial directors, Värde had the right to appoint three independent directors and Brigade had the right to appoint two independent directors, whose terms expire at the 2020 annual meeting (upon which time the Board will be elected via customary director election procedures under Delaware law and in accordance with its Charter, and without either Värde or Brigade having any nomination or other special rights with respect to such directorships). Furthermore, pursuant to Section 6.3 of the Company’s Charter, if the directorships initially filled on the Effective Date by either Värde or Brigade become vacant as a result of death, resignation, retirement, disqualification, removal, incapacity or other cause, such vacancy may be filled solely by a majority of the directors then in office, and not pursuant to any right that Värde or Brigade has to appoint replacement directors. In other words, while each has the ability, as stockholders, to vote in director elections, neither Värde nor Brigade has any rights with respect to the appointment or nomination of directors. The Board affirmatively determined that all non-employee directors (including the directors initially appointed by Värde and Brigade) are independent within the meaning of the New York Stock Exchange Corporate Governance Listing Standards and Rule 10A-3(b) of the Exchange Act. In accordance with Section 3.01(D) of the Company’s Bylaws, on the Effective Date, the Board appointed a Board observer selected by Värde and a Board observer selected by Brigade. The observers do not have any voting rights, but may attend all meetings of the Board and its committees unless the Board determines in good faith upon advice of counsel that it is reasonably necessary to exclude the observers to preserve the attorney-client privilege. Although the Board observers, subject to their confidentiality agreements, were aware of, and generally supportive of, the Board’s decision to explore a possible going dark transaction, the Board

United States Securities and Exchange Commission
October 21, 2019

observers were not present at any Board meeting in which Houlihan Lokey provided financial analyses relating to the Transaction, have never attended any Finance and Strategic Planning Committee meeting and were not present at any meeting of the Board in which the Stock Splits and the overall Transaction were approved.

8.	Please identify the members of the Finance and Strategic Planning Committee and how they were chosen.
Response: As disclosed on page 7 of Amendment No. 1 to the Preliminary Proxy Statement, the members of the Finance and Strategic Planning Committee are Eugene Davis, Patrick Bartels, Barry L. McMahan and L. Spencer Wells. Messrs. Davis, McMahan and Wells were originally identified and selected pursuant to the RSA, subject to ratification by the Board on the Effective Date, to serve on the Finance and Strategic Planning Committee by parties to the RSA holding more than 66% of the Company’s pre-restructuring unsecured notes, which included Värde and Brigade. On the Effective Date, the new Board of Directors created the Finance and Strategic Planning Committee and ratified the appointment of such individuals.
The Board additionally determined that each member of the Finance and Strategic Planning Committee is independent within the meaning of the New York Stock Exchange Corporate Governance Listing Standards and Rule 10A-3(b) of the Exchange Act. On August 28, 2019, the Nominating and Governance Committee of the Board recommended, and the Board approved, appointing Mr. Bartels, who was already a member of the Board and was previously determined to be independent within the meaning of the New York Stock Exchange Corporate Governance Listing Standards and Rule 10A-3(b) of the Exchange Act, to the Finance and Strategic Planning Committee. Mr. Bartels was appointed to the Finance and Strategic Planning Committee to provide his expertise based upon his business experience and close work with Company management and the Board on topics related to financial policies and programs, corporate finance and capital markets activities, and evaluation of long term strategic plans and transactions related to capital allocation and strategic initiatives.
The Finance and Strategic Planning Committee is a standing committee of the Board, which, under its Charter, is charged with reviewing and making recommendations to the Board relating to, among other things, the evaluation of the strategic planning process of the Company, including its annual and long-term strategic plans and transactions related to capital allocation and major strategic initiatives. Because the Stock Splits and overall Transaction are the types of strategic decisions within the mandate of the Finance and Strategic Planning Committee, the Board concluded that it was appropriate for the Finance and Strategic Planning Committee, which is comprised entirely of independent directors, as described above, who are disinterested in the proposed Stock Splits and the overall Transaction, to evaluate whether or not to pursue the Stock Splits and the overall Transaction and, if so, to review and approve specific terms of a proposed transaction for recommendation to the Board.

United States Securities and Exchange Commission
October 21, 2019

9.	Please disclose to what extent Värde and Brigade were involved in the series of events that led to the Board’s approval of the Stock Splits and the overall Transaction.
Response: As discussed in the response to Comment 7 above, each of Värde and Brigade has selected, and the Board approved, a non-voting observer to attend meetings of the Board and committees thereof. Although each of Värde and Brigade and their respective Board observers were aware of, and generally supportive of, the Board’s decision to explore a possible going dark transaction, Värde and Brigade and their respective Board observers were not directly involved in the evaluation, structuring or planning of the proposed Stock Splits and overall Transaction. For example, the Board observes of Värde and Brigade were not present at any Board meeting in which Houlihan Lokey provided financial analyses relating to the Transaction, have never attended any Finance and Strategic Planning Committee meeting and were not present at any meeting of the Board in which the Stock Splits and the overall Transaction were approved. The Finance and Strategic Planning Committee and the Board, based on input from the Company’s management, Houlihan Lokey and Akin Gump, performed the analysis of the viability of the proposed Stock Splits and overall Transaction, the most beneficial terms to the Company’s stockholders and the implementation thereof. The Company advises the Staff that the Company has revised page 60 of Amendment No. 1 of the Preliminary Proxy Statement to reflect the foregoing.
After the Board approved the proposed Stock Splits and overall Transaction, the Company made reasonable inquiry of each of Värde and Brigade, subject to their confidentiality agreements, to ascertain how each intended to vote with respect to the proposed Stock Splits to effect the overall Transaction so that the Company could disclose such information in accordance with Item 12 of Schedule 13E-3, which requires disclosure of such intent pursuant to Item 1012(d) of Regulation M-A.

10.	Please note the repeated use of the phrase “advantages and considerations” in this section. Please advise us as to why such phrase, rather than “advantages and disadvantages,” is used.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Finance and Strategic Planning Committee, the Board and its advisors in fact employed the phrase “advantages and considerations” to refer generally to all of the advantages, disadvantages and other considerations relating to the proposed Stock Splits and the overall Transaction throughout its discussion, as reflected in the disclosure. Elsewhere in Amendment No. 1 to the Proxy Statement, the Company does, however, under “Special Factors—Background of the Stock Splits to Effect the Transaction” refer to “advantages” and “disadvantages” to highlight specific factors that stockholders should consider so that they are able to adequately weigh the pros and cons of the proposed Stock Splits and the overall Transaction that may be applicable to such stockholders depending on their particular situation and circumstances.

United States Securities and Exchange Commission
October 21, 2019

11.	Please explain the origin of the proposed amount of $30 for the Cash Payment.
Response: Houlihan Lokey performed a discounted cash flow analysis of the Company under its existing capital structure. The discounted cash flow analysis indicated an implied per share value reference range of $24.45 to $30.15 per share of our common stock, as compared to the proposed Cash Payment to be received by the Cashed Out Stockholders in the Reverse Stock Split of $30.00 per pre-split share of our common stock. Additionally, according to financial analyses provided by Houlihan Lokey, at an illustrative cash-out price of $24 to $30 per share, the implied one-day premium would be approximately 49% to 86%, which is among the highest of the observed selected precedent “going dark” transactions’ premia. However, according to the financial analyses, as the shares repurchased as a percentage of shares outstanding was among the lowest of the precedent transactions, the resulting effect of the premium on Continuing Stockholders would also be among the lowest, even at the high end of the illustrative cash-out price per share range. Based upon the foregoing analysis, as well as other factors considered by the Finance and Strategic Planning Committee and the Board, as set forth in Amendment No. 1 to the Preliminary Proxy Statement, each of the Finance and Strategic Planning Committee and the Board determined that the Cash Payment of $30.00, which is within the range of premia presented in the financial analyses, is fair to all stockholders, including the unaffiliated stockholders, regardless of whether a stockholder receives cash or continues to be a stockholder following the Stock Splits. In making the foregoing determination, each of the Finance and Strategic Planning Committee and the Board considered the opinion of Houlihan Lokey, verbally rendered to the Finance and Strategic Planning Committee on September 6, 2019 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Finance and Strategic Planning Committee dated September 6, 2019), as to the fairness, from a financial point of view, to the Cashed Out Stockholders of the Cash Payment to be received by the Cashed Out Stockholders in the Reverse Stock Split.
Reservation of Rights, page 32

12.
Please note the following disclosure here and on page 6: “The Board has reserved the right to abandon the Stock Splits and the overall Transaction at any time if it believes that the Stock Splits or the Transaction are no longer in the best interests of our stockholders, whether prior to or following the Special Meeting.” Please disclose whether there are any legal constraints on the Board’s ability to abandon the Transaction. In the event that the Special Meeting is held and shareholder approval is obtained, please describe under what circumstances the Board would decide not to move forward with the Stock Splits. Please disclose, in reasonable detail, the anticipated timeline for effecting the Stock Splits following the Special Meeting and the factors that might affect such timeline.

Response: As reflected on page 7 and elsewhere of Amendment No. 1 to the Preliminary Proxy Statement, any changes to the terms of the Stock Splits and the overall Transaction are subject to the Company’s compliance with Delaware law and the federal proxy rules. For example, if, after receiving approval for Stock Splits at the Special Meeting, the Company

United States Securities and Exchange Commission
October 21, 2019

were to change the terms of the Stock Splits and the overall Transaction, including the per share amount of the Cash Payment, then it would have to prepare and make a new proxy statement available to stockholders in accordance with Section 14 of the Exchange Act in order to solicit proxies to approve the amended terms of the Stock Splits. The Company is not aware of any legal constraints on the Board’s ability to abandon the Transaction.
The Board may determine to change the terms of the Stock Splits or to not move forward with the overall Transaction, even after receiving stockholder approval, if it determines that there are no Stock Split Ratios or Cash Payments for which the total cash requirement is feasible and in the best interests of the Company. To clarify this point, the Company discloses on page 7 and elsewhere of Amendment No. 1 to the Preliminary Proxy Statement that the Board may “abandon the Stock Splits and the overall Transaction if the Stock Splits become too costly.” Also, on page 12 of Amendment No. 1 to the Preliminary Proxy Statement, the Company states that “[i]f the Board determines that the amount to cash out fractional shares is prohibitively expensive, including as a result of subsequent trading activity, it may abandon the Stock Splits and the overall Transaction even if approved by our stockholders.”
As reflected on page 12 and elsewhere of Amendment No. 1 to the Preliminary Proxy Statement, the Company discloses that:
“Following the Special Meeting, the Board will need to evaluate updated ownership data impacting the various Stock Split Ratios so that it can determine the aggregate costs of the Stock Splits within the range of Stock Split Ratios before choosing a Stock Split Ratio. Depending on the amount of stockholders owning fewer than the Minimum Number of shares, the Board may abandon the Stock Splits and the overall Transaction if the Stock Splits become too costly. . . . Subject to the Board’s ability to abandon the proposed Stock Splits and the overall Transaction, the Board intends to determine the Stock Split Ratios and effect the Stock Splits as soon as reasonably practicable after the Stock Splits are approved by our stockholders, which would likely occur immediately following the public announcement of the Stock Split Ratios chosen by the Board.”
The Company intends to file a Form 25 so that it becomes effective simultaneously with the effective time of the Charter Amendments. At that time, the Company will file the Form 15 to certify that its number of holders of record is below 300. On page 19 of Amendment No. 1 to the Preliminary Proxy Statement, the Company discloses the sequence of events relating to the filing of Form 25 and Form 15 as well as the effect that these filings will have on the Company’s reporting obligations under Sections 12 and 15 of the Exchange Act.

United States Securities and Exchange Commission
October 21, 2019

Fairness of the Stock Splits to effect the Transaction, page 33

13.
We note the disclosure on page 34 that generally indicates an absence of firm offers involving the Company by unaffiliated persons. Please disclose whether any affiliate has made any such offer since the Company’s emergence from bankruptcy.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 44 of Amendment No. 1 of the Preliminary Proxy Statement to clarify that there have been no firm offers involving the Company by any affiliates or unaffiliated persons since the Company’s emergence from bankruptcy.
Fairness Opinion of Financial Advisor, page 36

14.
Please explain the basis for Houlihan Lokey’s application of the 3.25x to 4.25x, 3.00x to 4.00x, and 2.25x to 3.00x multiple ranges in the Selected Companies Analysis, as well as the 2.25x to 2.75x multiple range used in the two Discounted Cash Flow analyses.

Response: Houlihan Lokey selected the multiples of 3.25x to 4.25x and 3.00x to 4.00x in the selected companies analysis based on its professional judgment and experience, taking into account the Company’s relative size, enterprise value, and market exposure compared to the selected companies as well as general market conditions in the U.S. rental tools services segment. Houlihan Lokey selected multiples of 2.25x to 3.00x based on its professional judgment and experience, taking into account the same factors as the selected companies analysis, as well as market conditions in the U.S. rental tools services segment.

15.	Please explain the basis for the 12.50% to 13.50% and 11.75% to 12.75% discount ranges used in the first and second Discounted Cash Flow analyses, respectively.
Response: The selected discount rates were derived by application of the weighted average cost of capital. In the case of the cost of equity component, the Capital Asset Pricing Model was utilized, which requires certain Company-specific inputs, including the Company’s capital structure and a beta for the Company among other things, as well as certain financial metrics for the United States financial markets generally.
* * * * * * * *

United States Securities and Exchange Commission
October 21, 2019

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Daniel Fisher of Akin Gump Strauss Hauer Feld LLP at (212) 872-7450.
Very truly yours,
/s/ Jennifer F. Simons
Jennifer F. Simons
Vice President, General Counsel and Secretary

cc:	Daniel Fisher, Akin Gump Strauss Hauer & Feld LLP Alan J. Feld, Akin Gump Strauss Hauer & Feld LLP